Exhibit (d)(5)

Execution version

LIMITED GUARANTEE

LIMITED GUARANTEE, dated as of June 11, 2021 (this “Limited Guarantee”), by Lancer Capital, LLC, a Delaware limited liability company (the “Guarantor”), in favor of Iconix Brand Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

WHEREAS, contemporaneously with the execution and delivery of this Limited Guarantee, the Company, Iconix Acquisition LLC, a Delaware limited liability company (“Parent”) and Iconix Merger Sub Inc., a Delaware corporation (“Purchaser”) are entering into a Merger Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”); and

WHEREAS, the Guarantor is entering into this Limited Guarantee as an inducement to and a condition to the willingness of the Company to enter into the Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Limited Guarantee, the parties agree as follows:

1.         Limited Guarantee. To induce the Company to enter into the Agreement, the Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to the Company the due and punctual payment of (i) the Parent Termination Fee, if and when required to be paid by Parent and/or Purchaser pursuant to Section 8.3(d) of the Agreement, subject to the provisions of Section 8.3 of the Agreement and the other terms and conditions of the Agreement, (ii) the Reimbursement and Indemnification Obligations (if payable) and (iii) the Enforcement Expenses (if payable by Parent and/or Purchaser under the Agreement) (collectively, the “Guaranteed Obligations”); provided that, notwithstanding anything to the contrary set forth in this Limited Guarantee, the Agreement, or any other agreement contemplated hereby or thereby, in no event shall the aggregate liability of the Guarantor pursuant to this Limited Guarantee exceed $ 12,824,000 (the “Maximum Liability Cap”), it being understood that in no event shall this Limited Guarantee be enforced without giving effect to the Maximum Liability Cap. The Company hereby agrees that (i) the Guarantor shall in no event be required to pay an aggregate amount in excess of the Maximum Liability Cap under or in respect of the Guaranteed Obligations, and (ii) neither the Guarantor nor any Guarantor Affiliate (as hereinafter defined) shall have any obligation or liability to any Person including, the Company or its equityholders, relating to, arising out of or in connection with, this Limited Guarantee, the Commitment Letter or the Agreement, other than as expressly set forth herein or in the Commitment Letter. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2.            Nature of Guarantee; Waivers.

(a)            The Company shall not be obligated to file any claim relating to the Guaranteed Obligations in the event Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s obligations hereunder. In the event any payment theretofore applied by the Company to the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever (including by reason of the insolvency, bankruptcy or reorganization of Parent), such Guaranteed Obligations shall, for the purposes of this Limited Guarantee, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Company, and this Limited Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Guaranteed Obligations, all as though such application by the Company had not been made.

(b)            The Guarantor agrees the Company may, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment or performance of the Guaranteed Obligations, and may also make any agreement with Parent and/or Purchaser for the extension or renewal thereof, in whole or in part, without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee; provided, that any such agreement(s) or modification(s) that reduce the Parent Termination Fee shall, without any further action of any party hereto, immediately and automatically be given effect under this Limited Guarantee to reduce the Maximum Liability Cap by an equal amount.

(c)            The Guarantor agrees that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Parent and/or Purchaser; (ii) any change in the time, place or manner of payment or performance of any of the Guaranteed Obligations (including any change or extension of the time of payment or performance thereof or renewal or alteration thereof and including any escrow arrangement or other security therefor) or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (iii) any change in the corporate existence, structure or ownership of Parent, Purchaser or Guarantor; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Purchaser or Guarantor or any of their respective assets; (v) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent and/or Purchaser, whether in connection with the Guaranteed Obligations or otherwise; (vi) the adequacy of any means the Company may have of obtaining payment related to the Guaranteed Obligations; or (vii) the validity, genuineness, regularity, illegality or enforceability of the Agreement; or (viii) any lack of authority of any officer, director or any other Person acting or purporting to act on behalf of Parent and/or Purchaser, or any defect in the formation of Parent and/or Purchaser. To the fullest extent permitted by applicable Law, the Guarantor hereby expressly waives any rights and defenses arising by reason of any applicable Law that would otherwise require any election of remedies by the Company. The Guarantor hereby waives promptness, diligence in collection or protection of or realization upon any Guaranteed Obligations, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred and all other notices of any kind (other than notices required to be made pursuant to the Agreement and notices pursuant to this Limited Guarantee), all defenses that may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect with respect to Parent and/or Purchaser, any right to require the marshalling of assets of Parent and/or Purchaser, and all suretyship and guarantor defenses generally (other than fraud or willful misconduct by the Company or any of its Affiliates, defenses to the payment of the Guaranteed Obligations that are available to Parent and/or Purchaser under the Agreement or breach by the Company of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. The Guarantor hereby covenants and agrees that it shall not assert, directly or indirectly, and shall cause its Affiliates not to assert, in any proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

(d)            Notwithstanding any other provision of this Limited Guarantee, the Company hereby agrees that (i) the Guarantor may assert, as a defense to, or release or discharge of, any payment or performance by the Guarantor under this Limited Guarantee, any claim, set-off, deduction, defense or release that Parent and/or Purchaser could assert against the Company under the terms of, or with respect to, the Agreement and (ii) any failure by the Company to comply with the terms of the Agreement, including any breach by the Company of any representation, warranty or covenant contained therein or in any of the agreements, certificates and other documents required to be delivered by the Company pursuant to the terms of the Agreement (whether such breach results from fraud, intentional misrepresentation or otherwise), that would relieve Parent and/or Purchaser of their respective obligations under the Agreement shall likewise automatically and without any further action on the part of any Person relieve the Guarantor of their obligations under this Limited Guarantee.

(e)            The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Limited Guarantee or acceptance of this Limited Guarantee. The Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee. The Guarantor acknowledges and agrees that each of the waivers set forth herein is made with the Guarantor’s full knowledge of its significance and consequences and made after the opportunity to consult with counsel of its own choosing, and that under the circumstances, the waivers are reasonable and not contrary to public policy or applicable Law. The Guarantor assumes the responsibility for being and keeping itself informed of the financial condition of Parent and Purchaser and of all other circumstances bearing upon the risk of nonpayment by Parent or Purchaser of the Guaranteed Obligations which diligent inquiry would reveal and agrees that the Company shall have no duty to advise such Guarantor of information known to it regarding such condition or any such circumstances.

3.            Continuing Guarantee; Primary Obligations. Except to the extent that the obligations and liabilities of the Guarantor are terminated pursuant to the provisions of this Section 3, this Limited Guarantee may not be revoked or terminated and shall remain in full force and effect until all of the Guaranteed Obligations have been satisfied in full. Subject to the provisions of the immediately preceding sentence, this Limited Guarantee is a primary and original obligation of the Guarantor and is an absolute, unconditional, irrevocable and continuing Guarantee of payment and not of collectability and shall (a) be binding upon the Guarantor, its successors and permitted assigns and (b) inure to the benefit of, and be enforceable by, the Company against the Guarantor. The Guarantor agrees that it is directly liable to the Company, and that a separate action may be brought by the Company against the Guarantor, irrespective of whether such action is brought against Parent and/or Purchaser or whether Parent and/or Purchaser joined in such action. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further obligations under this Limited Guarantee as of the earliest of (i) the Closing, (ii) the termination of the Agreement in accordance with its terms under circumstances set forth in the Agreement in which Parent and/or Purchaser would not be obligated to pay the Parent Termination Fee, (iii) if a Qualifying Termination has occurred, the time at which Guaranteed Obligations (in an amount not to exceed the Maximum Liability Cap) have been paid (whether by Guarantor, Parent, Purchaser or otherwise), and (iv) the 60th day after a termination of the Agreement in accordance with its terms under circumstances set forth in the Agreement in which Parent and/or Purchaser would be obligated to pay the Parent Termination Fee (a “Qualifying Termination”), unless prior to the expiration of the 60-day period following a Qualifying Termination, the Company shall have commenced a suit, action or other proceeding against Parent and/or Purchaser alleging that the Parent Termination Fee is due and owing or against the Guarantor alleging that amounts are due and owing from the Guarantor pursuant to Section 1 of this Limited Guarantee (a “Qualifying Suit”); provided that if a Qualifying Termination has occurred and a Qualifying Suit is filed prior to the expiration of such 60-day period, the Guarantor shall not have any further liability or obligation under this Limited Guarantee from and after the earliest of (w) the Closing, (x) a final, non-appealable resolution of such Qualifying Suit determining that Parent and/or Purchaser does not owe the Parent Termination Fee or such Guaranteed Obligations, as applicable, or that the Guarantor does not owe such amounts pursuant to Section 1 of this Limited Guarantee, (y) a written agreement among the Guarantor and the Company terminating the obligations and liabilities of the Guarantor pursuant to this Limited Guarantee, and (z) payment of the Guaranteed Obligations due and owing by the Guarantor, Parent or Purchaser. Notwithstanding the foregoing, in the event that the Company or any of its Affiliates asserts in any litigation or other proceeding that the provisions of Section 1 hereof or that any other provisions of this Limited Guarantee are illegal, invalid or unenforceable in whole or in part, that the Guarantor is liable in excess of or to a greater extent than the applicable amount of the Guaranteed Obligations (up to the Maximum Liability Cap) or asserting any theory of liability against the Guarantor or the Guarantor Affiliates with respect to the transactions contemplated by the Agreement other than liability of the Guarantor under this Limited Guarantee (as limited by the provisions of Section 1) or the liability of the Investor (as defined in the Commitment Letter) under the Commitment Letter (as limited by the provisions of the Commitment Letter), then (x) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and shall thereupon be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Company and its Affiliates, and (z) the Guarantor shall not have any liability to the Company or any of its Affiliates with respect to the Agreement, the Commitment Letter, the Transactions under this Limited Guarantee. Upon the request of the Guarantor after any valid termination of the obligations and liabilities of the Guarantor pursuant to the provisions of this Section 3, the Company shall provide the Guarantor with written confirmation of such termination. Notwithstanding anything to the contrary set forth in this Limited Guarantee, to the extent that Parent and/or Purchaser is relieved from its payment obligations under the Agreement by satisfaction thereof, pursuant to any written agreement with the Company, pursuant to any judgment of a Governmental Entity, or otherwise, the Guarantor shall be similarly relieved, to such extent, of its obligations under this Limited Guarantee.

4.            No Recourse. The Company acknowledges and agrees that the sole asset of Parent is the Commitment Letter and the equity interests of Purchaser and that no additional funds are expected to be contributed to Parent unless and until the Closing occurs under the Agreement. Notwithstanding anything that may be expressed or implied in this Limited Guarantee, and notwithstanding any equitable, common law or statutory right or claim that may be available to the Company or any of its Affiliates, by its acceptance of the benefits of this Limited Guarantee, the Company covenants, acknowledges and agrees, on behalf of itself and its Affiliates, that no Person other than the Guarantor has any obligations under this Limited Guarantee and that, notwithstanding that the Guarantor is a limited liability company, neither the Company, its equityholders nor any of its or their respective Affiliates has any remedy, recourse or right of recovery against, or contribution from, (i) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employees, agents, attorneys, controlling persons, assignee or Affiliates of the Guarantor (excluding Parent and Purchaser) or (ii) any former, current or future general or limited partners, stockholders, holders of any equity, partnership or limited liability company interest, officer, member, manager, director, employees, agents, attorneys, controlling persons, assignee or Affiliates (excluding Parent and Purchaser) of any of the foregoing (those persons and entities described in the foregoing clauses (i) and (ii) being referred to herein collectively as “Guarantor Affiliates”), through the Guarantor, Parent, Purchaser or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, by or through a claim by or on behalf of the Guarantor, Parent or Purchaser against the Guarantor or any Guarantor Affiliate in respect of any liabilities or obligations arising under, or in connection with, the Agreement, this Limited Guarantee, the Commitment Letter or the transactions contemplated hereby and thereby, except for its rights against the Guarantor under this Limited Guarantee,. its rights against the Investor (as defined in the Commitment Letter) under the Commitment Letter and its right under the Confidentiality Agreement.

5.            No Waiver; Cumulative Rights. No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Company shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights or remedies against, Parent, Purchaser or any other Person liable for the Guaranteed Obligations prior to proceeding against the Guarantor hereunder, and the failure by the Company to pursue rights or remedies against Parent and/or Purchaser shall not relieve the Guarantor of any liability hereunder and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Company. The Company shall have the right to seek recourse against the Guarantor to the fullest extent provided for herein, and no election by the Company to proceed in one form of action or proceeding, or against any Person, or on any obligation, shall constitute a waiver of the Company’s right to proceed in any other form of action or proceeding or against any other Person unless the Company shall have expressly waived such right in writing. Nothing in this Limited Guarantee shall affect or be construed to affect any liability of Parent and/or Purchaser to the Company.

6.              Representations of Guarantor. The Guarantor hereby represents and warrants to the Company the following:

(a)            The Guarantor is duly organized, validly existing and in good standing under the laws of its formation.

(b)            The Guarantor has all requisite power and authority to execute and deliver this Limited Guarantee and to perform its obligations hereunder. The execution and delivery by the Guarantor of this Limited Guarantee and the performance by the Guarantor of its obligations hereunder have been duly authorized by all necessary action and no other action on the part of the Guarantor or any other Person is necessary to authorize the execution or delivery of this Limited Guarantee or the performance by the Guarantor of its obligations hereunder. This Limited Guarantee constitutes the legal, valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

(c)            The Guarantor has the financial capacity to pay up to the amount of its Guaranteed Obligations if and when due in accordance with the terms of this Limited Guarantee.

7.              Subrogation. The Guarantor will not exercise any rights of subrogation or contribution, whether arising by contract or operations of Law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations have been paid in full.

8.              Relationship of the Parties. Each party acknowledges and agrees that (a) this Limited Guarantee is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this Limited Guarantee nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise, and (b) the obligations of the Guarantor under this Limited Guarantee are solely contractual in nature. Notwithstanding anything to the contrary contained in this Limited Guarantee, Guarantor shall not be liable for any amount hereunder in excess of the Maximum Liability Cap.

9.              Attorneys’ Fees and Expenses. The Guarantor or the Company, as applicable, hereby agree to pay any and all reasonable and documented out-of-pocket costs, fees and expenses (including reasonable fees and expenses of counsel) incurred or expended by the prevailing party in connection with the enforcement of any of their rights under this Limited Guarantee.

10.            Amendment and Waiver. Subject to applicable Law, this Limited Guarantee may be amended, modified or supplemented only by a mutual written agreement executed and delivered by the Company and the Guarantor. Except as otherwise provided for in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Neither the Guarantor, on the one hand, nor the Company, on the other, may assign its rights, interests or obligations hereunder to any Person without the prior written consent of the other parties hereto.

11.            Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by email or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given and delivered when so delivered personally, or if sent by email upon such transmission (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), or if mailed by overnight courier service guaranteeing next day delivery, one Business Day after deposited with such service, or if mailed in any other way, then five (5) Business Days after mailing, as follows (or to such other address or email address as any party hereto shall notify the other parties hereto in accordance with this Section 10):

If to the Company:

Iconix Brand Group, Inc.

1450 Broadway

New York, NY 10018

Attention:

Email:

with a copy (which alone shall not constitute notice) to:

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036

Attention: Naz Zilkha

Email: nzilkha@dechert.com

If to the Guarantor:

Lancer Capital, LLC

c/o Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

Attention: Christopher Rodi

with a copy (which shall not constitute notice) to:

LATHAM & WATKINS LLP

885 Third Avenue

New York, NY 10022-4834

Attention: Robert M. Katz

Email: robert.katz@lw.com

With a copy (which shall not constitute notice) to:

Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

Attention: Christopher R. Rodi

Email: crodi@woodsoviatt.com

12.            Interpretation. When a reference is made in this Limited Guarantee to a Section, such reference shall be to a Section of this Limited Guarantee unless otherwise indicated. The headings contained in this Limited Guarantee are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guarantee. Whenever the words “include” or “including” are used in this Limited Guarantee, they shall be deemed to be followed by the words “without limitation” to the extent such words do not already follow any such term. The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Limited Guarantee as a whole and not to any particular provision of this Limited Guarantee.

13.            Severability. If any provision of this Limited Guarantee or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

14.            Counterparts. This Limited Guarantee may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Limited Guarantee and all of which, when taken together, will be deemed to constitute one and the same agreement.

15.            Entire Agreement; No Third-Party Beneficiaries. This Limited Guarantee, the Agreement and the Commitment Letter constitute the entire agreement, and supersede all prior agreements, arrangements and understandings, both written and oral, between the parties with respect to the subject matter hereof. No provision of this Limited Guarantee is intended to confer upon any Person other than the parties any rights or remedies.

16.            Governing Law; Submission to Jurisdiction. This Limited Guarantee, and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Limited Guarantee or the negotiation, execution or performance of this Limited Guarantee (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Limited Guarantee) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. Each party hereto hereby submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if such court does not have jurisdiction of the dispute, other state or federal courts in the State of Delaware, including any appellate courts thereof (the “Delaware Courts”), for any dispute arising out of or relating to this Limited Guarantee or the breach, termination or validity thereof (whether based on contract, tort or otherwise). Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in the Delaware Courts. With respect to any such proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to plead or claim in any such court (a) that it is not personally subject to the jurisdiction of the Delaware Courts for any reason other than the failure to serve process in accordance with applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Delaware Courts or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law that (i) the Action in the Delaware Courts is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Limited Guarantee, or the subject matter hereof, may not be enforced in or by the Delaware Courts.

17.            Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS LIMITED GUARANTEE OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

18.            Confidentiality. This Limited Guarantee shall be treated as confidential by the Company and is being provided to the Company solely in connection with the Transactions. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to by the Company in any statement or document, except with the written consent of Guarantor; provided, that no such written consent is required for any disclosure of the existence or content of this Limited Guarantee by the Company (a) to the extent required by applicable Law (provided that the Company will provide the other party hereto an opportunity to review such required disclosure in advance of such disclosure being made, which review shall not unreasonably delay such disclosure) or (b) to the Affiliates of the Company who need to know of the existence of this Limited Guarantee and are subject to confidentiality obligations.

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IN WITNESS WHEREOF, the parties have caused this Limited Guarantee to be duly executed by their respective authorized officers all as of the date first written above.

LANCER CAPITAL, LLC

By:
	Name:	Avram Glazer
	Title:	Member

[SIGNATURE PAGE TO LIMITED GUARANTEE]

ICONIX BRAND GROUP, INC.

By:
	Name:	Robert Galvin
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO LIMITED GUARANTEE]